UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1 )*

RADIUS HEALTH, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
None
(CUSIP Number)
ANSBERT GADICKE
MPM ASSET MANAGEMENT
THE JOHN HANCOCK TOWER
200 CLARENDON STREET, 54TH FLOOR
BOSTON, MASSACHUSETTS 02116
TELEPHONE: (617) 425-9200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 14, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	20010A103

1	NAMES OF REPORTING PERSONS(1) MPM BioVentures III-QP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,502,870(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,502,870(2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,502,870(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.1%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13D amendment (the “13D/A”) is filed by MPM BioVentures III-QP, L.P. (“BV III QP”), MPM BioVentures III, L.P. (“BV III”), MPM BioVentures III Parallel Fund, L.P. (“BV III PF”), MPM BioVentures III GmbH & Co. Beteiligungs KG (“BV III KG”), MPM Asset Management Investors 2003 BVIII LLC (“AM LLC”), MPM Bio IV NVS Strategic Fund, L.P. (“MPM NVS”), MPM BioVentures III GP, L.P. (“BV III GP”), MPM BioVentures III LLC (“BV III LLC), MPM BioVentures IV GP LLC (“BV IV GP”) and MPM BioVentures IV LLC (“BV IV LLC” and collectively with BV III QP, BV III, BV III PF, BV III KG, AM LLC, MPM NVS, BV III GP, BV III LLC and BV IV GP, the “MPM Entities”) and Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Michael Steinmetz, Kurt Wheeler, Nicholas Simon III, Dennis Henner, Todd Foley, Vaughn M. Kailian, James Paul Scopa, Steven St. Peter and John Vander Vort (collectively, the “Listed Persons”). BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Michael Steinmetz, Kurt Wheeler, Nicholas Simon III and Dennis Henner are Series A members of BV III LLC and managers of AM LLC. BV IV GP and BV IV LLC are the direct and indirect general partners of MPM NVS. Luke Evnin, Ansbert Gadicke, Todd Foley, Vaughn M. Kailian, James Paul Scopa, Steven St. Peter and John Vander Vort are members of BV IV LLC.
(2) Consists of common stock, par value $0.0001 per share (“Common Stock”) of Radius Health, Inc. (the “Issuer”), issuable upon conversion of 224,528 shares of Series A-1 Convertible Preferred Stock, 181,364 shares of Series A-2 Convertible Preferred Stock and 44,395 shares of Series A-3 Convertible Preferred Stock (collectively with the Issuer’s Series A-4 Convertible Preferred Stock, Series A-5 Convertible Preferred Stock and Series A-6 Convertible Preferred Stock, the “Preferred Stock”). The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. The Reporting Person is a party to certain agreements with the Separately Filing Group Members (as defined below), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3) This percentage is calculated based upon 21,354,127 shares of outstanding Common Stock, which consists of: (i) 599,247 shares of Common Stock and (ii) an aggregate of 20,754,880 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of December 15, 2011 following completion of the Offering (as defined below) as disclosed in the Issuer’s Preliminary Information Statement on Schedule 14C, filed with the Securities and Exchange Commission (the “SEC”) on December 16, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 4,502,870 shares of Common Stock issuable upon conversion of the Preferred Stock held by BV III QP), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 88.3%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS(1) MPM BioVentures III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		302,750(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		302,750(2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

302,750(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This 13D/A is filed by the MPM Entities and the Listed Persons.
(2) Consists of Common Stock of the Issuer issuable upon conversion of 15,096 shares of Series A-1 Convertible Preferred Stock, 12,194 shares of Series A-2 Convertible Preferred Stock and 2,985 shares of Series A-3 Convertible Preferred Stock. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. The Reporting Person is a party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3) This percentage is calculated based upon 21,354,127 shares of outstanding Common Stock, which consists of: (i) 599,247 shares of Common Stock and (ii) an aggregate of 20,754,880 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of December 15, 2011 following completion of the Offering (as defined below) as disclosed in the Issuer’s Preliminary Information Statement on Schedule 14C, filed with the SEC on December 16, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 302,750 shares of Common Stock issuable upon conversion of the Preferred Stock held by BV III), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 33.6%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS(1) MPM Asset Management Investors 2003 BVIII LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		87,160(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		87,160(2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

87,160(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00
(1) This 13D/A is filed by the MPM Entities and the Listed Persons.
(2) Consists of Common Stock of the Issuer issuable upon conversion of 4,346 shares of Series A-1 Convertible Preferred Stock, 3,511 shares of Series A-2 Convertible Preferred Stock and 859 shares of Series A-3 Convertible Preferred Stock. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. The Reporting Person is a party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3) This percentage is calculated based upon 21,354,127 shares of outstanding Common Stock, which consists of: (i) 599,247 shares of Common Stock and (ii) an aggregate of 20,754,880 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of December 15, 2011 following completion of the Offering (as defined below) as disclosed in the Issuer’s Preliminary Information Statement on Schedule 14C, filed with the SEC on December 16, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 87,160 shares of Common Stock issuable upon conversion of the Preferred Stock held by AM LLC), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 12.7%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS(1) MPM BioVentures III Parallel Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		135,960(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		135,960(2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

135,960(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This 13D/A is filed by the MPM Entities and the Listed Persons.
(2) Consists of Common Stock of the Issuer issuable upon conversion of 6,779 shares of Series A-1 Convertible Preferred Stock, 5,477 shares of Series A-2 Convertible Preferred Stock and 1,340 shares of Series A-3 Convertible Preferred Stock. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. The Reporting Person is a party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3) This percentage is calculated based upon 21,354,127 shares of outstanding Common Stock, which consists of: (i) 599,247 shares of Common Stock and (ii) an aggregate of 20,754,880 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of December 15, 2011 following completion of the Offering (as defined below) as disclosed in the Issuer’s Preliminary Information Statement on Schedule 14C, filed with the SEC on December 16, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, as amended (the “Exchange Act”), which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 135,960 shares of Common Stock issuable upon conversion of the Preferred Stock held by BV III PF), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 18.5%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS(1) MPM BioVentures III GmbH & Co. Beteiligungs KG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

	7	SOLE VOTING POWER

NUMBER OF		380,540(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		380,540(2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

380,540(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This 13D/A is filed by the MPM Entities and the Listed Persons.
(2) Consists of Common Stock of the Issuer issuable upon conversion of 18,975 shares of Series A-1 Convertible Preferred Stock, 15,327 shares of Series A-2 Convertible Preferred Stock and 3,752 shares of Series A-3 Convertible Preferred Stock. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. The Reporting Person is a party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3) This percentage is calculated based upon 21,354,127 shares of outstanding Common Stock, which consists of: (i) 599,247 shares of Common Stock and (ii) an aggregate of 20,754,880 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of December 15, 2011 following completion of the Offering (as defined below) as disclosed in the Issuer’s Preliminary Information Statement on Schedule 14C, filed with the SEC on December 16, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 380,540 shares of Common Stock issuable upon conversion of the Preferred Stock held by BV III KG), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 38.8%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS(1) MPM Bio IV NVS Strategic Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

	7	SOLE VOTING POWER

NUMBER OF		2,987,790(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,987,790(2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,987,790(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.0%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This 13D/A is filed by the MPM Entities and the Listed Persons.
(2) Consists of Common Stock of the Issuer issuable upon conversion of 114,537 shares of Series A-1 Convertible Preferred Stock and 184,242 shares of Series A-2 Convertible Preferred Stock. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. The Reporting Person is a party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3) This percentage is calculated based upon 21,354,127 shares of outstanding Common Stock, which consists of: (i) 599,247 shares of Common Stock and (ii) an aggregate of 20,754,880 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of December 15, 2011 following completion of the Offering (as defined below) as disclosed in the Issuer’s Preliminary Information Statement on Schedule 14C, filed with the SEC on December 16, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 2,987,790 shares of Common Stock issuable upon conversion of the Preferred Stock held by MPM NVS), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 83.3%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS(1) MPM BioVentures III GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,322,120(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,322,120(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,322,120(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This 13D/A is filed by the MPM Entities and the Listed Persons.
(2) Consists of Common Stock of the Issuer issuable upon conversion of an aggregate of 265,378 shares of Series A-1 Convertible Preferred Stock, 214,362 shares of Series A-2 Convertible Preferred Stock and 52,472 shares of Series A-3 Convertible Preferred Stock held by BV III QP, BV III, BVIII PF and BV III KG. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. Affiliates of the Reporting Person are a party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3) This percentage is calculated based upon 21,354,127 shares of outstanding Common Stock, which consists of: (i) 599,247 shares of Common Stock and (ii) an aggregate of 20,754,880 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of December 15, 2011 following completion of the Offering (as defined below) as disclosed in the Issuer’s Preliminary Information Statement on Schedule 14C, filed with the SEC on December 16, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 5,322,120 shares of Common Stock issuable upon conversion of the Preferred Stock held by BV III QP, BV III, BVIII PF and BV III KG), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 89.9%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS(1) MPM BioVentures III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,322,120 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,322,120 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,322,120 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This 13D/A is filed by the MPM Entities and the Listed Persons.
(2) Consists of Common Stock of the Issuer issuable upon conversion of an aggregate of 265,378 shares of Series A-1 Convertible Preferred Stock, 214,362 shares of Series A-2 Convertible Preferred Stock and 52,472 shares of Series A-3 Convertible Preferred Stock held by BV III QP, BV III, BVIII PF and BV III KG. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. Affiliates of the Reporting Person are a party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3) This percentage is calculated based upon 21,354,127 shares of outstanding Common Stock, which consists of: (i) 599,247 shares of Common Stock and (ii) an aggregate of 20,754,880 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of December 15, 2011 following completion of the Offering (as defined below) as disclosed in the Issuer’s Preliminary Information Statement on Schedule 14C, filed with the SEC on December 16, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 5,322,120 shares of Common Stock issuable upon conversion of the Preferred Stock held by BV III QP, BV III, BVIII PF and BV III KG), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 89.9%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS(1) MPM BioVentures IV GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,987,790(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,987,790(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,987,790(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.0%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This 13D/A is filed by the MPM Entities and the Listed Persons.
(2) Consists of Common Stock of the Issuer issuable upon conversion of 114,537 shares of Series A-1 Convertible Preferred Stock and 184,242 shares of Series A-2 Convertible Preferred Stock held by MPM NVS. BV IV GP and BV IV LLC are the direct and indirect general partners of MPM NVS. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. Affiliates of the Reporting Person are a party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3) This percentage is calculated based upon 21,354,127 shares of outstanding Common Stock, which consists of: (i) 599,247 shares of Common Stock and (ii) an aggregate of 20,754,880 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of December 15, 2011 following completion of the Offering (as defined below) as disclosed in the Issuer’s Preliminary Information Statement on Schedule 14C, filed with the SEC on December 16, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 2,987,790 shares of Common Stock issuable upon conversion of the Preferred Stock held by MPM NVS), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 83.3%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS(1) MPM BioVentures IV LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,987,790(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,987,790(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,987,790(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.0%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This 13D/A is filed by the MPM Entities and the Listed Persons.
(2) Consists of Common Stock of the Issuer issuable upon conversion of 114,537 shares of Series A-1 Convertible Preferred Stock and 184,242 shares of Series A-2 Convertible Preferred Stock held by MPM NVS. BV IV GP and BV IV LLC are the direct and indirect general partners of MPM NVS. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. Affiliates of the Reporting Person are a party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3) This percentage is calculated based upon 21,354,127 shares of outstanding Common Stock, which consists of: (i) 599,247 shares of Common Stock and (ii) an aggregate of 20,754,880 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of December 15, 2011 following completion of the Offering (as defined below) as disclosed in the Issuer’s Preliminary Information Statement on Schedule 14C, filed with the SEC on December 16, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 2,987,790 shares of Common Stock issuable upon conversion of the Preferred Stock held by MPM NVS), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 83.3%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS(1) Luke Evnin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,397,070(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

8,397,070(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,397,070(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.3%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This 13D/A is filed by the MPM Entities and the Listed Persons.
(2) Consists of Common Stock of the Issuer issuable upon conversion of an aggregate of 384,261 shares of Series A-1 Convertible Preferred Stock, 402,115 shares of Series A-2 Convertible Preferred Stock and 53,331 shares of Series A-3 Convertible Preferred Stock held by BV III QP, BV III, BVIII PF, BV III KG, AM LLC and MPM NVS. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. BV IV GP and BV IV LLC are the direct and indirect general partners of MPM NVS. The Reporting Person is a Series A member of BV III LLC, a manager of AM LLC and a member of BV IV LLC. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. Affiliates of the Reporting Person are a party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3) This percentage is calculated based upon 21,354,127 shares of outstanding Common Stock, which consists of: (i) 599,247 shares of Common Stock and (ii) an aggregate of 20,754,880 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of December 15, 2011 following completion of the Offering (as defined below) as disclosed in the Issuer’s Preliminary Information Statement on Schedule 14C, filed with the SEC on December 16, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 8,397,070 shares of Common Stock issuable upon conversion of preferred stock held by the MPM Entities), it would result in an applicable percentage of 93.3%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS(1) Ansbert Gadicke

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,397,070(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

8,397,070(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,397,070(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.3%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This 13D/A is filed by the MPM Entities and the Listed Persons.
(2) Consists of Common Stock of the Issuer issuable upon conversion of an aggregate of 384,261 shares of Series A-1 Convertible Preferred Stock, 402,115 shares of Series A-2 Convertible Preferred Stock and 53,331 shares of Series A-3 Convertible Preferred Stock held by BV III QP, BV III, BVIII PF, BV III KG, AM LLC and MPM NVS. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. BV IV GP and BV IV LLC are the direct and indirect general partners of MPM NVS. The Reporting Person is a Series A member of BV III LLC, a manager of AM LLC and a member of BV IV LLC. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. Affiliates of the Reporting Person are a party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3) This percentage is calculated based upon 21,354,127 shares of outstanding Common Stock, which consists of: (i) 599,247 shares of Common Stock and (ii) an aggregate of 20,754,880 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of December 15, 2011 following completion of the Offering (as defined below) as disclosed in the Issuer’s Preliminary Information Statement on Schedule 14C, filed with the SEC on December 16, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 8,397,070 shares of Common Stock issuable upon conversion of preferred stock held by the MPM Entities), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 93.3%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS(1) Nicholas Galakatos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,409,280(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,409,280(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,409,280(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.3%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This 13D/A is filed by the MPM Entities and the Listed Persons.
(2) Consists of Common Stock of the Issuer issuable upon conversion of an aggregate of 269,724 shares of Series A-1 Convertible Preferred Stock, 217,873 shares of Series A-2 Convertible Preferred Stock and 53,331 shares of Series A-3 Convertible Preferred Stock held by BV III QP, BV III, BVIII PF, BV III KG and AM LLC. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The Reporting Person is a Series A member of BV III LLC and a manager of AM LLC. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. Affiliates of the Reporting Person are a party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3) This percentage is calculated based upon 21,354,127 shares of outstanding Common Stock, which consists of: (i) 599,247 shares of Common Stock and (ii) an aggregate of 20,754,880 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of December 15, 2011 following completion of the Offering (as defined below) as disclosed in the Issuer’s Preliminary Information Statement on Schedule 14C, filed with the SEC on December 16, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 5,409,280 shares of Common Stock issuable upon conversion of the Preferred Stock held by BV III QP, BV III, BVIII PF, BV III KG and AM LLC), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 90.0%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS(1) Michael Steinmetz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,409,280(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,409,280(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,409,280(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.3%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This 13D/A is filed by the MPM Entities and the Listed Persons.
(2) Consists of Common Stock of the Issuer issuable upon conversion of an aggregate of 269,724 shares of Series A-1 Convertible Preferred Stock, 217,873 shares of Series A-2 Convertible Preferred Stock and 53,331 shares of Series A-3 Convertible Preferred Stock held by BV III QP, BV III, BVIII PF, BV III KG and AM LLC. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The Reporting Person is a Series A member of BV III LLC and a manager of AM LLC. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. Affiliates of the Reporting Person are a party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3) This percentage is calculated based upon 21,354,127 shares of outstanding Common Stock, which consists of: (i) 599,247 shares of Common Stock and (ii) an aggregate of 20,754,880 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of December 15, 2011 following completion of the Offering (as defined below) as disclosed in the Issuer’s Preliminary Information Statement on Schedule 14C, filed with the SEC on December 16, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 5,409,280 shares of Common Stock issuable upon conversion of the Preferred Stock held by BV III QP, BV III, BVIII PF, BV III KG and AM LLC), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 90.0%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS(1) Kurt Wheeler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,409,280(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,409,280(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,409,280(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.3%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This 13D/A is filed by the MPM Entities and the Listed Persons.
(2) Consists of Common Stock of the Issuer issuable upon conversion of an aggregate of 269,724 shares of Series A-1 Convertible Preferred Stock, 217,873 shares of Series A-2 Convertible Preferred Stock and 53,331 shares of Series A-3 Convertible Preferred Stock held by BV III QP, BV III, BVIII PF, BV III KG and AM LLC. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The Reportin g Person is a Series A member of BV III LLC and a manager of AM LLC. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. Affiliates of the Reporting Person are a party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a resu lt, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3) This percentage is calculated based upon 21,354,127 shares of outstanding Common Stock, which consists of: (i) 599,247 shares of Common Stock and (ii) an aggregate of 20,754,880 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of December 15, 2011 following completion of the Offering (as defined below) as disclosed in the Issuer’s Preliminary Information Statement on Schedule 14C, filed with the SEC on December 16, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 5,409,280 shares of Common Stock issuable upon conversion of the Preferred Stock held by BV III QP, BV III, BVIII PF, BV III KG and AM LLC), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 90.0%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS(1) Nicholas Simon III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,409,280(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,409,280(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,409,280(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.3%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This 13D/A is filed by the MPM Entities and the Listed Persons.
(2) Consists of Common Stock of the Issuer issuable upon conversion of an aggregate of 269,724 shares of Series A-1 Convertible Preferred Stock, 217,873 shares of Series A-2 Convertible Preferred Stock and 53,331 shares of Series A-3 Convertible Preferred Stock held by BV III QP, BV III, BVIII PF, BV III KG and AM LLC. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The Reportin g Person is a Series A member of BV III LLC and a manager of AM LLC. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. Affiliates of the Reporting Person are a party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a resu lt, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3) This percentage is calculated based upon 21,354,127 shares of outstanding Common Stock, which consists of: (i) 599,247 shares of Common Stock and (ii) an aggregate of 20,754,880 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of December 15, 2011 following completion of the Offering (as defined below) as disclosed in the Issuer’s Preliminary Information Statement on Schedule 14C, filed with the SEC on December 16, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 5,409,280 shares of Common Stock issuable upon conversion of the Preferred Stock held by BV III QP, BV III, BVIII PF, BV III KG and AM LLC), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 90.0%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS(1) Dennis Henner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,409,280(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,409,280(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,409,280(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.3%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This 13D/A is filed by the MPM Entities and the Listed Persons.
(2) Consists of Common Stock of the Issuer issuable upon conversion of an aggregate of 269,724 shares of Series A-1 Convertible Preferred Stock, 217,873 shares of Series A-2 Convertible Preferred Stock and 53,331 shares of Series A-3 Convertible Preferred Stock held by BV III QP, BV III, BVIII PF, BV III KG and AM LLC. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The Reportin g Person is a Series A member of BV III LLC and a manager of AM LLC. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock. Affiliates of the Reporting Person are a party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a resu lt, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3) This percentage is calculated based upon 21,354,127 shares of outstanding Common Stock, which consists of: (i) 599,247 shares of Common Stock and (ii) an aggregate of 20,754,880 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of December 15, 2011 following completion of the Offering (as defined below) as disclosed in the Issuer’s Preliminary Information Statement on Schedule 14C, filed with the SEC on December 16, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 5,409,280 shares of Common Stock issuable upon conversion of the Preferred Stock held by BV III QP, BV III, BVIII PF, BV III KG and AM LLC), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 90.0%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS(1) Todd Foley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,987,790(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,987,790(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,987,790(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.0%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This 13D/A is filed by the MPM Entities and the Listed Persons.
(2) Consists of Common Stock of the Issuer issuable upon conversion of 114,537 shares of Series A-1 Convertible Preferred Stock and 184,242 shares of Series A-2 Convertible Preferred Stock held by MPM NVS). BV IV GP and BV IV LLC are the direct and indirect general partners of MPM NVS. The Reporting Person is a member of BV IV LLC. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion r atio of 10 shares of Common Stock for every one share of Preferred Stock. Affiliates of the Reporting Person are a party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separ ately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3) This percentage is calculated based upon 21,354,127 shares of outstanding Common Stock, which consists of: (i) 599,247 shares of Common Stock and (ii) an aggregate of 20,754,880 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of December 15, 2011 following completion of the Offering (as defined below) as disclosed in the Issuer’s Preliminary Information Statement on Schedule 14C, filed with the SEC on December 16, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 2,987,790 shares of Common Stock issuable upon conversion of the Preferred Stock held by MPM NVS), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 83.3%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS(1) Vaughn Kailian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,987,790(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,987,790(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,987,790(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.0%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This 13D/A is filed by the MPM Entities and the Listed Persons.
(2) Consists of Common Stock of the Issuer issuable upon conversion of 114,537 shares of Series A-1 Convertible Preferred Stock and 184,242 shares of Series A-2 Convertible Preferred Stock held by MPM NVS). BV IV GP and BV IV LLC are the direct and indirect general partners of MPM NVS. The Reporting Person is a member of BV IV LLC. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion r atio of 10 shares of Common Stock for every one share of Preferred Stock. Affiliates of the Reporting Person are a party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separ ately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3) This percentage is calculated based upon 21,354,127 shares of outstanding Common Stock, which consists of: (i) 599,247 shares of Common Stock and (ii) an aggregate of 20,754,880 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of December 15, 2011 following completion of the Offering (as defined below) as disclosed in the Issuer’s Preliminary Information Statement on Schedule 14C, filed with the SEC on December 16, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 2,987,790 shares of Common Stock issuable upon conversion of the Preferred Stock held by MPM NVS), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 83.3%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS(1) James Paul Scopa

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,987,790(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,987,790(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,987,790(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.0%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This 13D/A is filed by the MPM Entities and the Listed Persons.
(2) Consists of Common Stock of the Issuer issuable upon conversion of 114,537 shares of Series A-1 Convertible Preferred Stock and 184,242 shares of Series A-2 Convertible Preferred Stock held by MPM NVS). BV IV GP and BV IV LLC are the direct and indirect general partners of MPM NVS. The Reporting Person is a member of BV IV LLC. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion r atio of 10 shares of Common Stock for every one share of Preferred Stock. Affiliates of the Reporting Person are a party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separ ately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3) This percentage is calculated based upon 21,354,127 shares of outstanding Common Stock, which consists of: (i) 599,247 shares of Common Stock and (ii) an aggregate of 20,754,880 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of December 15, 2011 following completion of the Offering (as defined below) as disclosed in the Issuer’s Preliminary Information Statement on Schedule 14C, filed with the SEC on December 16, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 2,987,790 shares of Common Stock issuable upon conversion of the Preferred Stock held by MPM NVS), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 83.3%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS(1) Steven St. Peter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,987,790(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,987,790(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,987,790(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.0%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This 13D/A is filed by the MPM Entities and the Listed Persons.
(2) Consists of Common Stock of the Issuer issuable upon conversion of 114,537 shares of Series A-1 Convertible Preferred Stock and 184,242 shares of Series A-2 Convertible Preferred Stock held by MPM NVS). BV IV GP and BV IV LLC are the direct and indirect general partners of MPM NVS. The Reporting Person is a member of BV IV LLC. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion r atio of 10 shares of Common Stock for every one share of Preferred Stock. Affiliates of the Reporting Person are a party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separ ately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3) This percentage is calculated based upon 21,354,127 shares of outstanding Common Stock, which consists of: (i) 599,247 shares of Common Stock and (ii) an aggregate of 20,754,880 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of December 15, 2011 following completion of the Offering (as defined below) as disclosed in the Issuer’s Preliminary Information Statement on Schedule 14C, filed with the SEC on December 16, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 2,987,790 shares of Common Stock issuable upon conversion of the Preferred Stock held by MPM NVS), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 83.3%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS(1) John Vander Vort

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,987,790(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,987,790(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,987,790(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.0%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This 13D/A is filed by the MPM Entities and the Listed Persons.
(2) Consists of Common Stock of the Issuer issuable upon conversion of 114,537 shares of Series A-1 Convertible Preferred Stock and 184,242 shares of Series A-2 Convertible Preferred Stock held by MPM NVS). BV IV GP and BV IV LLC are the direct and indirect general partners of MPM NVS. The Reporting Person is a member of BV IV LLC. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion r atio of 10 shares of Common Stock for every one share of Preferred Stock. Affiliates of the Reporting Person are a party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Person and the Separ ately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(3) This percentage is calculated based upon 21,354,127 shares of outstanding Common Stock, which consists of: (i) 599,247 shares of Common Stock and (ii) an aggregate of 20,754,880 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of December 15, 2011 following completion of the Offering (as defined below) as disclosed in the Issuer’s Preliminary Information Statement on Schedule 14C, filed with the SEC on December 16, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 2,987,790 shares of Common Stock issuable upon conversion of the Preferred Stock held by MPM NVS), excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership, it would result in an applicable percentage of 83.3%.

Explanatory Note:
This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed as an amendment to the initial statement on Schedule 13D relating to the Common Stock, par value $0.0001 per share (the “Common Stock”) of Radius Health, Inc., a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on May 27, 2011 (the “Original Schedule 13D”).
All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Original Schedule 13D. The Original Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.
Item 2. Identity and Background
“Item 2. Identity and Background” of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
(a) The persons and entities filing this statement are MPM BioVentures III-QP, L.P. (“BV III QP”), MPM BioVentures III, L.P. (“BV III”), MPM BioVentures III Parallel Fund, L.P. (“BV III PF”), MPM BioVentures III GmbH & Co. Beteiligungs KG (“BV III KG”), MPM Asset Management Investors 2003 BVIII LLC (“AM LLC”), MPM Bio IV NVS Strategic Fund, L.P. (“MPM NVS”), MPM BioVentures III GP, L.P. (“BV III GP”), MPM BioVentures III LLC (“BV III LLC), MPM BioVentures IV GP LLC (“MPM IV GP”) and MPM BioVentures IV LLC (“MPM IV LLC” and, collectively with BV III QP, BV III, BV III PF, BV III KG, AM LLC, MPM NVS, BV III GP and MPM IV GP, the “MPM Entities”) and Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Michael Steinmetz, Kurt Wheeler, Nicholas Simon III, Dennis Henner, Todd Foley, Vaughn M. Kailian, James Paul Scopa, Steven St. Peter and John Vander Vort (collectively, the “Listed Persons” and together with the MPM Entities, the “Filing Persons”).
(b) The address of the principal place of business for each of the MPM Entities and Ansbert Gadicke, Luke Evnin, Nicholas Galakatos, Michael Steinmetz, Kurt Wheeler, Nicholas Simon III, Dennis Henner, Steven St. Peter, Vaughn Kailian, Todd Foley and John Vander Vort is The John Hancock Tower, 200 Clarendon Street, 54th Floor, Boston, MA 02116 and the address of the principal place of business for James Paul Scopa is 601 Gateway Blvd., Suite 350, S. San Francisco, CA 94080.
(c) The principal business of each of the MPM Entities is the venture capital investment business. Each of the Listed Persons is a general partner of various venture capital investment funds.
(d) During the last five years, none of the Filing Persons, to the knowledge of the MPM Entities, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Filing Persons, to the knowledge of the MPM Entities, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of the Listed Persons is a United States citizen and each of the MPM Entities is a Delaware limited partnership or limited liability company, except BV III KG, which was organized in Germany and MPM NVS, which was organized in Bermuda.
In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling the general partners of the MPM Entities required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.
The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the other stockholders party to the Stockholders’ Agreement, dated as of May 17, 2011, as amended (the “Separately Filing Group Members”). It is the understanding of the Reporting Persons that the Separately Filing Group Members are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Exchange Act.
Item 3. Source and Amount of Funds or Other Consideration
“Item 3. Source and Amount of Funds or Other Consideration” of the Original Schedule 13D is hereby amended by adding the following at the end thereof:
On November 18, 2011, pursuant to the terms of that certain Series A-1 Convertible Preferred Stock Purchase Agreement (the “Purchase Agreement”), dated as of April 25, 2011, among the Issuer and the investors referenced therein (the “Investors”), the Issuer issued an aggregate of 263,178 shares of Series A-1 Convertible Preferred Stock (the “Series A-1 Shares”) to the Investors. Such shares, were issued in connection with the consummation of the Stage II Closing contemplated by the Purchase Agreement at a purchase price of $81.42 per share resulting in aggregate proceeds to the Issuer of $21.4 million. Each Series A-1 Share is convertible at the option of the holder at any time into ten shares of Common Stock. The MPM Entities participated in the offering and acquired an aggregate of 91,676 shares of Series A-1 Convertible Preferred Stock of the Issuer (the “Series A-1 Shares”), for a total purchase price of $7,464,259.92. BV III purchased 3,437 shares, BV III QP purchased 51,119 shares, BV III KG purchased 4,320 shares, BV III PF purchased 1,543 shares, AM LLC purchased 989 shares and MPM NVS purchased 30,268 shares.

On December 14, 2011, pursuant to the terms of the Purchase Agreement, the Issuer issued an aggregate of 263,180 Series A-1 Shares to the Investors. The Series A-1 Shares were issued in connection with the consummation of the Stage III Closing contemplated by the Purchase Agreement at a purchase price of $81.42 per share resulting in aggregate proceeds to the Issuer of $21.4 million (the “Offering”). The MPM Entities participated in the Offering and acquired an aggregate of 91,676 shares of Series A-1 Shares, for a total purchase price of $7,464,259.92. BV III purchased 3,437 shares, BV III QP purchased 51,119 shares, BV III KG purchased 4,320 shares, BV III PF purchased 1,543 shares, AM LLC purchased 989 shares and MPM NVS purchased 30,268 shares.
Item 5. Interest in Securities of the Issuer
“Item 5. Interest in Securities of the Issuer” is hereby amended and restated in its entirety as follows:
The following information with respect to the beneficial ownership of the Common Stock by the persons filing this 13D/A is provided as of the date of this filing:

	Shares of
	Common Stock
	on an As-			Sole	Shared
	Converted Basis	Sole Voting	Shared Voting	Dispositive	Dispositive Power	Beneficial	Percentage of
Filing Person	(1)	Power (1)	Power (1)	Power (1)	(1)	Ownership(2)	Class (2)(3)
BV III QP(4)	4,502,870	4,502,870	0	4,502,870	0	4,502,870	21.1%
BV III(5)	302,750	302,750	0	302,750	0	302,750	1.4%
BV III PF(6)	135,960	135,960	0	135,960	0	135,960	0.6%
BV III KG(7)	380,540	380,540	0	380,540	0	380,540	1.8%
AM LLC(8)	87,160	87,160	0	87,160	0	87,160	0.4%
MPM NVS(9)	2,987,790	2,987,790	0	2,987,790	0	2,987,790	14.0%
BV III GP(10)	5,322,120	0	5,322,120	0	5,322,120	5,322,120	24.9%
BV III LLC(10)	5,322,120	0	5,322,120	0	5,322,120	5,322,120	24.9%
BV IV GP(11)	2,987,790	0	2,987,790	0	2,987,790	2,987,790	14.0%
BV IV LLC(11)	2,987,790	0	2,987,790	0	2,987,790	2,987,790	14.0%
Luke Evnin(12)(13)	8,397,070	0	8,397,070	0	8,397,070	8,397,070	39.3%
Ansbert Gadicke(12)(13)	8,397,070	0	8,397,070	0	8,397,070	8,397,070	39.3%
Nicholas Galakatos(12)	5,409,280	0	5,409,280	0	5,409,280	5,409,280	25.3%
Michael Steinmetz(12)	5,409,280	0	5,409,280	0	5,409,280	5,409,280	25.3%
Kurt Wheeler(12)	5,409,280	0	5,409,280	0	5,409,280	5,409,280	25.3%
Nicholas Simon III(12)	5,409,280	0	5,409,280	0	5,409,280	5,409,280	25.3%
Dennis Henner(12)	5,409,280	0	5,409,280	0	5,409,280	5,409,280	25.3%
Todd Foley(13)	2,987,790	0	2,987,790	0	2,987,790	2,987,790	14.0%
Vaughn Kailian(13)	2,987,790	0	2,987,790	0	2,987,790	2,987,790	14.0%
James Paul Scopa(13)	2,987,790	0	2,987,790	0	2,987,790	2,987,790	14.0%
Steven St. Peter(13)	2,987,790	0	2,987,790	0	2,987,790	2,987,790	14.0%
John Vander Vort(13)	2,987,790	0	2,987,790	0	2,987,790	2,987,790	14.0%

(1)
Consists of shares of Common Stock underlying Series A-1, Series A-2 and Series A-3 which are convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock.

(2)
These percentages were calculated based upon 21,354,127 shares of outstanding Common Stock, which consists of: (i) 599,247 shares of Common Stock and (ii) an aggregate of 20,754,880 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of December 15, 2011 following completion of the Offering as disclosed in the Issuer’s Preliminary Information Statement on Schedule 14C, filed with the SEC on December 16, 2011. See footnote (3) on each of the Reporting Persons’ respective cover pages for additional information regarding the calculation of percentages.

(3)
The Reporting Persons and the Separately Filing Group Members may be deemed part of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Accordingly, the Reporting Persons and the Separately Filing Group Members may collectively beneficially own 100% of the 21,354,127 shares of Common Stock outstanding on an as-converted basis. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any of the Separately Filing Group Members, as to which the Reporting Persons disclaim beneficial ownership.

(4)	Consists of shares of Common Stock issuable upon conversion of 224,528 shares of Series A-1, 181,364 shares of Series A-2 and 44,395 shares of Series A-3.

(5)	Consists of shares of Common Stock issuable upon conversion of 15,096 shares of Series A-1, 12,194 shares of Series A-2 and 2,985 shares of Series A-3.

(6)	Consists of shares of Common Stock issuable upon conversion of 6,779 shares of Series A-1, 5,477 shares of Series A-2 and 1,340 shares of Series A-3.

(7)	Consists of shares of Common Stock issuable upon conversion of 18,975 shares of Series A-1, 15,327 shares of Series A-2 and 3,752 shares of Series A-3.

(8)	Consists of shares of Common Stock issuable upon conversion of 4,346 shares of Series A-1, 3,511 shares of Series A-2 and 859 shares of Series A-3.

(9)	Consists of shares of Common Stock issuable upon conversion of 114,537 shares of Series A-1 and 184,242 shares of Series A-2.

(10)
BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. See footnotes (4) through (7) for the securities with respect to which these Filing Persons share voting and dispositive power.

(11)	BV IV GP and BV IV LLC are the direct and indirect general partners of MPM NVS. See footnote (9) for the securities with respect to which these Filing Persons share voting and dispositive power.

(12)
These Filing Persons are Series A Members of BV III LLC and managers of AM LLC. See footnotes (4) through (8) for the securities with respect to which these Filing Persons share voting and dispositive power.

(13)	These Filing Persons are members of BV IV LLC. See footnote (9) for the securities with respect to which these Filing Persons share voting and dispositive power.
The information provided and incorporated by reference in Item 3 is hereby incorporated by reference in this Item 5.
Item 7. Material to Be Filed as Exhibits
A.
Amended and Restated Stockholders’ Agreement, dated as of May 17, 2011, as amended by Amendment No. 1, dated as of November 7, 2011, Amendment No. 2, dated as of November 7, 2011, and Amendment No. 3, dated as of December 15, 2011, by and among the Company and the stockholders party thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (SEC File No. 000-53173), filed with the SEC on December 15, 2011).

B.	Agreement regarding filing of joint Schedule 13D.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 23, 2011

MPM BIOVENTURES III, L.P.		MPM BIOVENTURES III-QP, L.P.

By:	MPM BioVentures III GP, L.P., its General Partner	By:	MPM BioVentures III GP, L.P., its General Partner

By:	MPM BioVentures III LLC, its General Partner	By:	MPM BioVentures III LLC, its General Partner

By:	/s/ Luke Evnin Name: Luke Evnin	By:	/s/ Luke Evnin Name: Luke Evnin
	Title: Series A Member		Title: Series A Member

MPM BIOVENTURES III PARALLEL FUND, L.P.		MPM BIOVENTURES III GMBH & CO. BETEILIGUNGS KG

By:	MPM BioVentures III GP, L.P., its General Partner	By:	MPM BioVentures III GP, L.P., in its capacity as the Managing Limited Partner

By:	MPM BioVentures III LLC, its General Partner	By:	MPM BioVentures III LLC, its General Partner

By:	/s/ Luke Evnin	By:	/s/ Luke Evnin

	Name: Luke Evnin		Name: Luke Evnin
	Title: Series A Member		Title: Series A Member

MPM ASSET MANAGEMENT INVESTORS 2003 BVIII LLC		MPM BIOVENTURES III GP, L.P.

		By:	MPM BioVentures III LLC,
By:	/s/ Luke Evnin Name: Luke Evnin		its General Partner
	Title: Manager	By:	/s/ Luke Evnin Name: Luke Evnin
Title: Series A Member

MPM BIOVENTURES III LLC

By:	/s/ Luke Evnin

Name: Luke Evnin
Title: Series A Member

MPM Bio IV NVS Strategic Fund, L.P.		MPM BIOVENTURES IV GP LLC

By:	MPM BIOVENTURES IV GP LLC, its General Partner	By:	MPM BIOVENTURES IV LLC, its Managing Member
By:	MPM BIOVENTURES IV LLC, its Managing Member

By:	/s/ Luke Evnin	By:	/s/ Luke Evnin

	Name: Luke Evnin		Name: Luke Evnin
	Title: Member		Title: Member

MPM BIOVENTURES IV LLC

By:	/s/ Luke Evnin

Name: Luke Evnin
Title: Member

	/s/ Luke Evnin	/s/ Ansbert Gadicke

	Luke Evnin	Ansbert Gadicke

	/s/ Nicholas Galakatos	/s/ Michael Steinmetz

	Nicholas Galakatos	Michael Steinmetz

	/s/ Kurt Wheeler Kurt Wheeler	/s/ Nicholas Simon III Nicholas Simon III

	/s/ Dennis Henner	/s/ Todd Foley

	Dennis Henner	Todd Foley

	/s/ Vaughn Kailian	/s/ James Paul Scopa

	Vaughn Kailian	James Paul Scopa

	/s/ Steven St. Peter	/s/ John Vander Vort

	Steven St. Peter	John Vander Vort
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I
General Partners/Members:
Luke Evnin
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG, manager of MPM Asset Management Investors 2003 BVIII LLC and a member of the managing member of the general partner of MPM Bio IV NVS Strategic Fund
Citizenship: USA
Ansbert Gadicke
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG, manager of MPM Asset Management Investors 2003 BVIII LLC and a member of the managing member of the general partner of MPM Bio IV NVS Strategic Fund
Citizenship: USA
Nicholas Galakatos
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2003 BVIII LLC
Citizenship: USA
Michael Steinmetz
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2003 BVIII LLC
Citizenship: USA
Kurt Wheeler
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2003 BVIII LLC
Citizenship: USA

Nicholas Simon III
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2003 BVIII LLC
Citizenship: USA
Dennis Henner
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2003 BVIII LLC
Citizenship: USA
Steven St. Peter
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, MA 02116
Principal Occupation: Member of the managing member of the general partner of MPM Bio IV NVS Strategic Fund
Citizenship: USA
James Paul Scopa
c/o MPM Asset Management
601 Gateway Blvd. Suite 350
S. San Francisco, CA 94080
Principal Occupation: Member of the managing member of the general partner of MPM Bio IV NVS Strategic Fund
Citizenship: USA
Todd Foley
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, MA 02116
Principal Occupation: Member of the managing member of the general partner of MPM Bio IV NVS Strategic Fund
Citizenship: USA
Vaughn M. Kailian
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, MA 02116
Principal Occupation: Member of the managing member of the general partner of MPM Bio IV NVS Strategic Fund
Citizenship: USA
John Vander Vort
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, MA 02116
Principal Occupation: Member of the managing member of the general partner of MPM Bio IV NVS Strategic Fund
Citizenship: USA

EXHIBIT INDEX
A.
Amended and Restated Stockholders’ Agreement, dated as of May 17, 2011, as amended by Amendment No. 1, dated as of November 7, 2011, Amendment No. 2, dated as of November 7, 2011, and Amendment No. 3, dated as of December 15, 2011, by and among the Company and the stockholders party thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (SEC File No. 000-53173), filed with the SEC on December 15, 2011).

B.	Agreement regarding filing of joint Schedule 13D.